UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIODESIX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

09075X108

(CUSIP Number of Class of Securities)

Scott Hutton

President and Chief Executive Officer

Biodesix, Inc.

2970 Wilderness Place, Suite 100

Boulder, Colorado 80301

(303) 417-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Frank F. Rahmani, Esq.

Samir A. Gandhi, Esq.

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Telephone: (415) 772-1200

Fax: (415) 772-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2023 (as amended, the “Schedule TO”), by Biodesix, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to certain employee optionholders to exchange certain outstanding options to purchase the Company’s common shares for new options to purchase the Company’s common shares (the “Exchange Offer”). This Amendment should be read in conjunction with the Schedule TO and its exhibits. This Amendment is made to amend and supplement the Offer to Exchange Eligible Options for New Options, dated June 23, 2023 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO and responses to certain items of the Schedule TO.

Only those items amended are reported in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Amendments to the Schedule TO

In ITEM 7 (“Source and Amount of Funds or Other Consideration”), the response to ITEM 7(b) (“Conditions”) is restated as follows:

(b) Conditions. Not applicable.

Amendments to the Offer to Exchange

The Offer to Exchange and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

In Section 4 (Withdrawal Rights), the third paragraph is revised as follows:

To validly withdraw tendered Eligible Options, you must deliver to us (using the same delivery method described in Section 3) a properly completed and signed Notice of Withdrawal of Election Form (“Notice of Withdrawal”) during a period in which you have the right to withdraw the tendered Eligible Options. Your tendered Eligible Options will not be considered withdrawn until we receive your properly completed and signed Notice of Withdrawal. If you miss the deadline for withdrawal but remain an Eligible Holder, we will exchange any previously tendered Eligible Options pursuant to the Exchange Offer and your previously submitted Election Form. You may also withdraw your tendered Eligible Options pursuant to Rule 13e-4(f)(2) under the Exchange Act if they have not been accepted by us for exchange within 40 business days from the commencement of the Exchange Offer. For purposes of the Exchange Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:00 a.m. through 11:59 p.m., Mountain Time.

In Section 3 (Procedures for Tendering Eligible Options – Determination of Validity; Rejection of Eligible Options; Waiver of Defects; No Obligation to Give Notice of Defects), the fourth paragraph is revised as follows:

The Exchange Offer is a one-time offer, and we will strictly enforce the offer period, subject only to any extension of the Expiration Time that we may grant in our sole discretion. Subject to Rule 13e-4 under the Exchange Act, we also reserve the right to generally waive any of the conditions of the Exchange Offer or any defect or irregularity in any tender with respect to any particular Eligible Options or any particular Eligible Holder (with any such waiver to be applied consistently among all Eligible Holders).

In Section 6 (Conditions of the Exchange Offer), the first sub-bullet of the third bullet is revised as follows:

•	there will have occurred:

•	any general suspension of trading in securities on any national securities exchange or automated quotation system or in the over-the-counter market;

In Section 6 (Conditions of the Exchange Offer), the last paragraph is revised as follows:

The conditions to the Exchange Offer are for Biodesix’s benefit. We may assert them prior to the Expiration Time regardless of the circumstances giving rise to them (other than circumstances caused by our action or inaction). We may waive the conditions, in whole or in part, prior to our acceptance of your tendered Eligible Options for exchange, whether or not we waive any other condition to the Exchange Offer (with any such waiver to be applied consistently among all Eligible Holders). Subject to any order or decision by a court or arbitrator of competent jurisdiction, any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

In Section 7. Price Range of Our Common Stock, the last paragraph is revised as follows:

A summary of certain financial information is attached as Schedule A to this Offering Memorandum and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K (File No. 001-39659) for the year ended December 31, 2022, filed with the SEC on March 6, 2023 (our “Annual Report”), and in our Quarterly Report on Form 10-Q (File No. 001-39659) for the quarter ended March 31, 2023, filed with the SEC on May 11, 2023 (our “Quarterly Report”), which are incorporated herein by reference. The closing stock price of our common stock as of March 31, 2023 was $1.86 per share as reported on Nasdaq. Our book value per share as of March 31, 2023 was $0.06 per share, which is the date as of the most recent balance sheet incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Eligible Options for New Options, dated June 23, 2023

(a)(1)(B)*	Form of Announcement Email to Eligible Holders

(a)(1)(C)*	Election Form

(a)(1)(D)*	Notice of Withdrawal of Election Form

(a)(1)(E)*	Form of Email Confirming Receipt of Election Form

(a)(1)(F)*	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(G)*	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer

(a)(1)(H)*	Form of Email to Eligible Holders Confirming Acceptance of Eligible Options

(a)(1)(I)*	Form of Email Notice Regarding Rejection of Options for Exchange

(a)(1)(J)*	Form of Expiration Notice Email

(a)(1)(K)*	Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise under the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.5.1 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 16, 2021).

(a)(1)(L)*	Stock Option Exchange Program Presentation

(b)	Not applicable

(d)(1)	Biodesix, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1/A (No. 333-249260), filed with the Commission on October 26, 2020).

(g)	Not applicable

(h)	Not applicable

107*	Filing Fee Table

*	Previously filed with the Tender Offer Statement on Schedule TO on June 23, 2023.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BIODESIX, INC.

By:	/s/ Scott Hutton
Scott Hutton
President and Chief Executive Officer

Dated: July 3, 2023